FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of: July 2010

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ]                               No [   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

Exhibit

99.1	Audited Financial Statements
99.2	Management Discussion and Analysis
99.3	CEO Certification Annual Financials
99.4	Director Certification Annual Financials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

		By:	"Thomas Pressello"
Thomas Pressello
President and CEO

Dated:	July 26, 2010
Encl.	Audited Financial Statements
Management Discussion and Analysis
CEO Certification Annual Financials
Director Certification Annual Financials